

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>Via E-mail</u>
Steven J. Hartman
Chief Executive Officer
Incapital Trust Products LLC
Capitol Office Center
3422 Old Capitol Trail #188
Wilmington, DE 19808

> **Re: Incapital Trust Products LLC**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed April 4, 2012**
> **File No. 333-178604**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your revision to limit cash settled exchange-traded options or OTC options to those used for hedging or credit enhancement purposes; however, the limitation does not address the concern expressed in our prior comments that these options may have payments on securities based on the value of an equity or commodity and therefore would not meet the definition of an asset-backed security under Regulation AB. Please delete the referenced assets.

Prospectus Summary

What assets will each trust hold?, page 3

2. While we note your revised disclosure on page four of the base prospectus regarding the possibility that you may purchase underlying securities in a primary offering to deposit into a trust and your disclosure on page 27, your revised disclosure does not appear to meet all the conditions set forth under paragraph (a) of Rule 190 of the Securities Act as there is no disclosure in the prospectus providing the representation required by Rule 190(a)(1) (with respect to underlying securities where financial information will be provided) and (a)(2). Please revise to provide the required disclosure and clarify or confirm that the offering of the underlying securities will be registered as a primary offering in accordance with paragraph (b) of Rule 190.

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 23

Description of Certain Derivative Instruments, page 25

3. We note your response to comment 4 in our letter dated March 7, 2012, and your revised disclosure with respect to put rights on page 25 of the base prospectus. The additional disclosure does not include material characteristics of the put rights as we requested. Please revise.

Call Right, page 47

4. Please explain how the call rights on the underlying assets are consistent with the restrictions on active management in Rule 3a-7 under the Investment Company Act of 1940, specifically where the call rights are not tied to a particular asset and the call rights could permit the trust/trustee to choose which assets will be delivered in satisfaction of the call.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna T. Pinedo
        Morrison & Foerster LLP